21002517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 03 2021
Washington DC
413

SEC FILE NUMBER
8-70016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TJ Bender & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1380 West Paces Ferry Road Suite 2195
(No. and Street)

Atlanta	Georgia	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore J. Bender III — (404) 861-1030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road, SE Bldg. 2 Suite 1680	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Theodore J. Bender, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TJ Bender & Company, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Paula Roper

Notary Public

PAULA ROPER
NOTARY PUBLIC
Cobb County
State of Georgia
My Comm. Expires August 28, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TJ BENDER & COMPANY, INC.

Financial Statements with Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2020

TABLE OF CONTENTS

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
TJ Bender & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TJ Bender & Company, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

March 1, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

TJ BENDER & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

Assets		
Cash	$	664,690
Prepaid Expenses		9,407
Property and Office Equipment (net of accumulated depreciation of $4,727)		2,588
Right of Use Asset		7,286
Total Assets	$	683,971
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable	$	18,431
Lease Liability		7,628
Total Liabilities		26,059
Stockholder's Equity		657,912
Total Liabilities and Stockholder's Equity	$	683,971

See accompanying notes.

TJ BENDER & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenue		
M&A Advisory	$	841,667
Investment Banking Retainer Fees		40,000
Reimbursed Expenses		2,729
Total Revenues	$	884,396
Expenses		
Occupancy and Equipment	$	45,987
Technology and Communications		28,298
Other Expenses		88,872
Total Expenses	$	163,157
Net Income	$	721,239

See accompanying notes.

TJ BENDER & COMPANY, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Balance, January 1, 2020	$	14,122
Distributions		-200,150
Contributions		122,701
Net Income		721,239
Balance, December 31, 2020	$	657,912

See accompanying notes.

TJ BENDER & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities:		
Net Income	$	721,239
Items which do not affect cash:		
Depreciation		1,930
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Prepaid Expenses		-4,602
Accounts Receivable		1,563
Right to Use Asset		42,765
Accounts Payable		6,011
Lease Liability		-44,145
Net cash provided by operating activities:		724,761
Cash Flows from Financing Activities:		
Contributions		122,701
Distributions		-200,150
Net cash used by financing activities:		-77,449
NET INCREASE IN CASH		647,312
Cash as of January 1, 2020		17,378
Cash as of December 31, 2020	$	664,690

See accompanying notes.

TJ BENDER & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

Summary of Significant Accounting Policies
Description of Business and Organization
TJ Bender & Company, Inc. (the "Company") was organized in the state of Georgia on August 4, 2017. The Company was approved for membership as a broker-dealer with FINRA and with the Securities & Exchange Commission on April 10, 2018. The Company was organized to provide mergers and acquisitions advisory services and raise capital as a private placement agent. TJ Bender & Company, Inc. is 100% owned by Theodore J. Bender, III.

Basis of Accounting
The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with GAAP in the United States of America. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash
The Company maintains its bank account at a high credit quality financial institution. The balance at times may exceed federally insured limits.

Revenue from Contracts with Customers

Revenue from contracts with customers includes placement and advisory services related to capital raising activities and mergers and acquisitions transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. The agreements often contain nonrefundable retainer fees and/or success fees, which may be fixed or represent a percentage of the value that the customer receives, if and when the transaction is complete ("success fees"). In some cases, the retainer fees reduce any success fees subsequently invoiced and received upon the completion of the capital raising activity. The Company has evaluated its nonrefundable retainer fees, to ensure they related to the transfer of a good or services, as a distinct performance obligation, in exchange for the retainer.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases that would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, that retainer revenue would be reflected as deferred revenues on the Statement of Financial Condition.

The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customer. The amount of retainer fees recognized upon the fulfillment of the aforementioned performance obligations without the completion of a transaction or formal termination of the engagement was $40,000 which is included in the Investment Banking retainer fees revenue in the accompanying Statement of Operations.

Success fee revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction).

Income Taxes
The Company has elected S Corporation status for income tax reporting purposes. As a result, income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Concentration
During 2020, the Company earned approximately 95% of revenue from one customer.

Subsequent Events
Subsequent events were evaluated through the date the financial statements were issued.

Net Capital
The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Net Capital Rule"). Under the Net Capital Rule, the Company is required to maintain minimum net capital of the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2020, the Company had net capital of $645,917 which was $640,917 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1.0.

Contingencies
The Company is subject to claims and litigation in the normal course of business. The Company has no litigation in process at December 31, 2020.

Lease
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use asset (ROU) on its balance sheet by measuring the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments).

The Company has a lease for office premises that expires in February 2021. The Company classifies the lease as an operating lease.

Amounts reported on the balance sheet as of December 31, 2020 were as follows:

Right of Use Asset	$7,286
Lease Liability	$7,628

Other information related to leases as of December 31, 2020 was as follows:

Discount Rate	5.0%

Maturity of the noncancellable office operating lease is as follows:

2021	$7,628
Total	$7,628

Total undiscounted lease payments	$7,693
Less imputed interest	(65)
Total lease liability	$7,628

The total lease cost associated with this lease for the year ended December 31, 2020 was $44,057.

Economic Risks

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

TJ BENDER & COMPANY, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

Total Stockholder's Equity	$ 657,912
Deduction for Non-Allowable Assets	
Prepaid Expenses	9,407
Property and Equipment	2,588
Net Capital	645,917
Minimum Required Net Capital	5,000
(Greater of $5,000 or 6 2/3% of Total Aggregate Indebtedness)	
Net Capital Excess	$ 640,917
Aggregate Indebtedness	
Accounts Payable	18,431
Lease Liability Net	342
	18,773
Percentage of Aggregate Indebtness to Net Capital	3%

RECONCILIATION WITH THE COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2020.

There is no material difference between the above computation and the Company's net capital reported in Part IIA of Form X-17A-5, as amended, as of December 31, 2020.

TJ BENDER & COMPANY, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
TJ Bender & Company, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) TJ Bender & Company, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) TJ Bender & Company, Inc. stated that TJ Bender & Company, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. TJ Bender & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TJ Bender & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 1, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

TJ Bender & Company, Inc.
1380 West Paces Ferry Road Suite 2195
Atlanta, Georgia 30327
Member FINRA/SIPC

TJ BENDER & COMPANY, INC.'S EXEMPTION REPORT

We as members of management of TJ Bender & Company, Inc. (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2020 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

T J Bender

Theodore J. Bender III, CFO
January 30, 2021